================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             COMSHARE, INCORPORATED
                       (Name of Subject Company (Issuer))

                           CONDUCTOR ACQUISITION CORP.
                                    (Offeror)
                     an indirect wholly-owned subsidiary of
                        GEAC COMPUTER CORPORATION LIMITED
                               (Parent of Offeror)
                            (Names of Filing Persons)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    205912108
                      (CUSIP Number of Class of Securities)

                                CHARLES S. JONES
                                    CHAIRMAN
                        GEAC COMPUTER CORPORATION LIMITED
                         11 ALLSTATE PARKWAY, SUITE 300
                            MARKHAM, ONTARIO L3R 9T8
                                     CANADA
                                 (905) 475-0525
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with copies to:
                          ROBERT W. SWEET, JR., ESQUIRE
                                 FOLEY HOAG LLP
                              155 SEAPORT BOULEVARD
                           BOSTON, MASSACHUSETTS 02210
                                 (617) 832-1000

                            CALCULATION OF FILING FEE

   Transaction valuation*                             Amount of filing fee**
   ----------------------                             ----------------------
        $52,008,427                                          $4,208

*Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase at $4.60 per share in cash, pursuant to the Offer to Purchase, of all 10,827,583 issued and outstanding shares of common stock, par value $1.00 per share, of Comshare, Incorporated as of June 30, 2003 plus the aggregate amount in cash to be paid to holders of outstanding options to purchase shares of Comshare common stock determined by multiplying the excess, if any, of $4.60 over the applicable exercise price of each such option by the number of shares of Comshare common stock underlying such option.

**The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $80.90 per $1,000,000 of the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid:
                                               --------------------
                        Form or Registration No.:
                                                 ------------------
                        Filing Party:
                                     ------------------------------
                        Date Filed:
                                   --------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third-party tender offer subject to Rule 14d-1.

[ ]    issuer tender offer subject to Rule 13e-4.

[ ]    going-private transaction subject to Rule 13e-3.

[ ]    amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:

[ ]

             ------------------------------------------------------

                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Conductor Acquisition Corp., a Michigan corporation ("Purchaser") and an indirect wholly owned subsidiary of Geac Computer Corporation Limited, a corporation governed by the Canada Business Corporations Act ("Geac"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of Comshare, Incorporated, a Michigan corporation (the "Company"), at a purchase price of $4.60 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer").

ITEMS 1 THROUGH 9, AND ITEM 11.


         The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to Items 1 through 9 and 11 of this Tender Offer Statement on Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

         Not Applicable.

ITEM 12. EXHIBITS.

         (a)(1)(A)  Offer to Purchase, dated July 1, 2003.

         (a)(1)(B)  Letter of Transmittal.

         (a)(1)(C)  Notice of Guaranteed Delivery.

         (a)(1)(D) Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.

         (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.

         (a)(1)(F)  Press Release dated July 1, 2003.


         (a)(1)(G) Summary Advertisement, published in the New York Times on July 1, 2003.


         (b)        Not Applicable.

         (c)        Not Applicable.

         (d)(1) Confidentiality Agreement dated April 24, 2003 between Geac and the Company.

         (d)(2) Confidentiality Agreement effective May 1, 2003 between Geac and the Company.

         (d)(3) Agreement and Plan of Merger, dated as of June 22, 2003, by and among Geac, Purchaser and the Company.

         (d)(4) Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and Dennis G. Ganster.

         (d)(5) Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and each of Codec Systems Limited and Anthony Stafford.

         (d)(6) Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and Brian Hartlen.

         (d)(7) Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and David King.

         (g)        Not Applicable.

         (h)        Not Applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               GEAC COMPUTER CORPORATION LIMITED

                                               /s/  Charles S. Jones
                                               --------------------------------
                                               By:  Charles S. Jones
                                               Its: Chairman


                                               CONDUCTOR ACQUISITION CORP.

                                               /s/  Charles S. Jones
                                               --------------------------------
                                               By:  Charles S. Jones
                                               Its: Chairman




Date:  July 1, 2003

                                INDEX TO EXHIBITS

  EXHIBIT NUMBER  DESCRIPTION
  --------------  -----------
     (a)(1)(A)    Offer to Purchase, dated July 1, 2003.

     (a)(1)(B)    Letter of Transmittal.

     (a)(1)(C)    Notice of Guaranteed Delivery.

     (a)(1)(D)    Letter to Brokers, Dealers, Banks, Trust Companies and other
                  Nominees.

     (a)(1)(E)    Letter to Clients for use by Brokers, Dealers, Banks, Trust
                  Companies and other Nominees.

     (a)(1)(F)    Press Release dated July 1, 2003.


     (a)(1)(G)    Summary Advertisement, published in the New York Times on
                  July 1, 2003.


     (b)          Not Applicable.

     (c)          Not Applicable.

     (d)(1) Confidentiality Agreement dated April 24, 2003 between Geac and the Company.

     (d)(2) Confidentiality Agreement effective May 1, 2003 between Geac and the Company.

     (d)(3) Agreement and Plan of Merger, dated as of June 22, 2003, by and among Geac, Purchaser and the Company.

     (d)(4) Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and Dennis G. Ganster.

     (d)(5) Voting and Tender Agreement, dated as of June 22, 2003, by and among Geac, Purchaser and each of Codec Systems Limited and Anthony Stafford.

     (d)(6) Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and Brian Hartlen.

     (d)(7) Employment agreement dated June 19, 2003 by and among the Company, Geac Computers, Inc., Geac and David King.

     (g)          Not Applicable.

     (h)          Not Applicable.

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